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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 9, 2003

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

Attached to this 6-K are the following items:

Exhibit

  1.
  Directorate Change—L Staby

  2.
  Directorate Change—M Haussler

Board Change

        The Board of Directors of Imperial Tobacco Group PLC announced that it has today accepted Ludger Staby's resignation from his position as a Non-Executive Director of the Company and from the Supervisory Board of Reemtsma. Given that it cannot be excluded that the German customs investigation might eventually bring up a conflict of interest between Mr Staby's former responsibilities and his current position on the Board of Imperial Tobacco, Mr Staby and the Board believe it is appropriate that Mr Staby steps down.

        Mr Staby was Chief Executive of Tchibo Holding AG, the company from which Imperial Tobacco acquired Reemtsma in May 2002. He was also Chief Executive of Reemtsma until 1998 but is not under investigation by the German customs authorities.
ENDS

Enquiries
Alex Parsons Group Media Relations Manager	office +44 (0)117 933 7241
Nicola Lindsay Investor Relations Manager	office +44 (0)117 933 7082
www.imperial-tobacco.com

Update on Reemtsma Investigation and Board Change

        On 14th January 2003, Imperial Tobacco announced that the German customs authorities were investigating alleged trading violations by a number of people, which included seven Reemtsma employees. The investigation relates to alleged activities which occurred prior to the acquisition of Reemtsma by Imperial Tobacco.

        The Board of Directors of Imperial Tobacco ("the Board") continues to manage the situation in line with good corporate governance practice. As reported at the AGM in February 2003, an Independent Committee of the Board was established under the chairmanship of senior Non-Executive Director Anthony Alexander to review the circumstances giving rise to the investigation. A Steering Group of senior executives was also established to assist the Board committee.

        Whilst the investigation in Germany has continued, no new allegations have been brought and no charges have been made in connection with the investigation. However, the Company's legal advisors have progressively gained a more thorough understanding of the investigation, which leads the Board to conclude that the process will continue to be complex and lengthy.

        Given that the investigation could last for several years and after careful consideration, the Board believes that it is in the best interests of all concerned for the seven employees to be suspended from today on full pay until the investigation is completed. The employees include Manfred Haussler, Sales and Marketing Director of Imperial Tobacco. Mr Haussler has asked the Company to accept his resignation as a member of the PLC Board and as Speaker of the Vorstand, Reemtsma's Board of Directors, as a consequence of his suspension. The Company has today accepted his resignation.

        Mr Haussler's operational responsibilities will now be managed by Bruce Davidson, Managing Director, International. Mr Davidson will assume full responsibility for all sales and marketing operations outside the UK.

        Excellent progress continues to be made in integrating the Reemtsma operations into the enlarged Imperial Tobacco Group. The Board is confident that neither the performance of the Group nor the integration of Reemtsma will be affected by these developments.

        Derek Bonham, Chairman of Imperial Tobacco Group PLC, said:

        "The employees concerned will continue to receive the company's full support during the investigation. However, in light of the complexity of the process and the potential duration of the investigation, the Board has concluded that as a matter of good corporate governance procedure, it is in the best interests of the company to suspend the seven employees who are under investigation."

        Gareth Davis, Chief Executive of Imperial Tobacco Group PLC, said:

        "With the strength and depth of Imperial Tobacco's management team, the Board is confident that these changes will not affect the day-to-day running and performance of the company."
ENDS

Enquiries
Alex Parsons Group Media Relations Manager	office +44 (0)117 933 7241
Nicola Lindsay Investor Relations Manager	office +44 (0)117 933 7082
www.imperial-tobacco.com

Notes to Editors

*
Imperial Tobacco continues to co-operate fully with the German customs authorities

*
Imperial Tobacco is the world's fourth largest international tobacco company and employs 17,500 people

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date July 9, 2003	By	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

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SIGNATURES